Exhibit (a)(5)(ii)

Investor Contact:	Laura Graves
Polycom, Inc.
1.408.586.4271 laura.graves@polycom.com

Press Contact:	Shawn Dainas
Polycom, Inc.
1.408.586.3768 shawn.dainas@polycom.com

Polycom Announces Commencement of Tender Offer to

Purchase up to $250 Million of its Common Stock

SAN JOSE, Calif. – September 13, 2013 – Polycom, Inc. (Nasdaq: PLCM), the global leader in open, standards-based unified communication and collaboration (UC&C), today announced that it has commenced a modified “Dutch Auction” cash tender offer to purchase up to $250 million in value of its common stock at a price range that is not greater than $11.50 nor less than $10.00 per share. The number of shares proposed to be purchased in the tender offer (at the minimum purchase price of $10.00 per share) represents approximately 14.7 percent of the Company’s outstanding common stock as of September 9, 2013.

The tender offer will expire at 5 p.m. New York City time, on October 30, 2013, unless extended. Tenders of shares of the Company’s common stock must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The tender offer is subject to a number of terms and conditions described in the Offer to Purchase that will be distributed to stockholders.

A modified “Dutch Auction” tender offer allows stockholders to indicate how many shares and at what price(s) they wish to tender their shares within the specified share price range. Based on the number of shares tendered and the prices specified by the tendering stockholders, Polycom will determine the lowest per share price within the range that will enable it to purchase $250 million of its common stock or such lower amount equal to the value of the shares that are properly tendered and not properly withdrawn. If, based on the final purchase price determined in the tender offer, more than $250 million in value of shares are properly tendered and not properly withdrawn, Polycom will purchase all shares tendered at or below the final purchase price on a pro rata basis as specified in the offer to purchase, subject to the “odd lot” and conditional tender offer provisions described in the Offer to Purchase. In accordance with the rules of the Securities and Exchange Commission, Polycom may increase the value of shares purchased in the offer and thereby increase the number of shares accepted for payment in the offer by no more than 2 percent of Polycom’s outstanding shares without amending or extending the tender offer.

All shares that are purchased in the tender offer will be purchased at the same purchase price, including shares that are tendered at a lower price. Stockholders whose shares are purchased in the tender offer will be paid the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the expiration of the tender offer. The tender offer is not contingent upon any minimum number of shares being tendered. However, the tender offer is subject to a number of other conditions specified in the Offer to Purchase that will be distributed to Polycom’s stockholders.

MacKenzie Partners, Inc. is the Information Agent for the tender offer and any questions concerning the tender offer or requests for copies of the Offer to Purchase, Letter of Transmittal and related documents should be directed to MacKenzie Partners, Inc. by calling (212) 929-5500 (banks and brokerage firms) or (800) 322-2885 (all others toll-free). The Dealer Manager for the offer is Morgan Stanley & Co. LLC. Questions concerning the tender offer may be directed to Morgan Stanley & Co. LLC at (855) 483-0952 (toll-free). Computershare Trust Company, N.A. is the Depositary for the tender offer. The Offer to Purchase, Letter of Transmittal and related documents are being mailed to registered stockholders and also will be made available for distribution to beneficial owners of Polycom’s common stock.

Neither Polycom, nor any member of its board of directors, nor the Dealer Manager, the Depositary or the Information Agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer or as to the price or prices at which stockholders may choose to tender their shares. Stockholders must make their own decisions as to how many shares they will tender, if any, and the price, within the stated range, at which they will offer their shares for purchase by the Company.

Polycom’s directors and executive officers have advised Polycom that they do not intend to tender their shares of Polycom’s common stock in the tender offer.

About Polycom, Inc.

Polycom is the global leader in open, standards-based unified communications and collaboration (UC&C) solutions for voice and video collaboration, trusted by more than 415,000 customers around the world. Polycom solutions are powered by the Polycom® RealPresence® Platform, comprehensive software infrastructure and rich APIs that interoperate with the broadest set of communication, business, mobile and cloud applications and devices to deliver secure face-to-face video collaboration in any environment. Polycom and its ecosystem of over 7,000 partners provide truly unified communications solutions that deliver the best user experience, highest multi-vendor interoperability, and lowest TCO. Visit www.polycom.com or connect with us on Twitter, Facebook, and LinkedIn to learn how we’re pushing the greatness of human collaboration forward.

Tender Offer Statement

This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any shares of Polycom’s common stock. The tender offer is being made only pursuant to the Offer to Purchase, the Letter of Transmittal and related materials that Polycom will be distributing to its stockholders and filing with the Securities and Exchange Commission. Stockholders should read carefully the Offer to Purchase, the Letter of Transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Stockholders may obtain free copies of the Offer to Purchase and other related materials when filed with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or at the Investor Relations section of Polycom’s website at www.polycom.com. In addition, stockholders may also obtain copies of these documents, when available, free of charge, by contacting MacKenzie Partners, Inc., the Information Agent for the Offer, by telephone at (800) 322-2885 (toll-free), or in writing to 105 Madison Avenue, New York, New York 10016.

Forward-Looking Statements

This release contains forward-looking statements, including those regarding the timing of closing the tender offer and terms and conditions of the tender offer. The actual success of the planned tender offer is subject to a number of factors, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in the business or condition of the Company or in our cash flows, and (4) the factors identified under “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, and in other reports filed by Polycom with the SEC. Polycom disclaims any intent or obligations to update these forward-looking statements.

© 2013 Polycom, Inc. All rights reserved. POLYCOM®, the Polycom logo, and the names and marks associated with Polycom’s products are trademarks and/or service marks of Polycom, Inc. and are registered and/or common law marks in the United States and various other countries. All other trademarks are property of their respective owners.